UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14F-1/A-1

INFORMATION STATEMENT

PURSUANT TO SECTION 14F OF THE

SECURITIES EXCHANGE ACT OF 1934

AND RULE 14F-1 THEREUNDER

SRKP 16, INC.

(Exact Name of Registrant as Specified in its Charter)

Delaware (State or other jurisdiction of incorporation or organization)	000-53018 Commission File Number	20-8057585 (I.R.S. Employer Identification Number)

4737 North Ocean Drive, Suite 207

Lauderdale by the Sea, FL 33308

(Address of principal executive offices)

(310) 203-2902

(Issuer’s Telephone Number)

Approximate Date of Mailing: October 18, 2011

SRKP 16, INC.

4737 North Ocean Drive, Suite 207

Lauderdale by the Sea, FL 33308

INFORMATION STATEMENT PURSUANT TO SECTION 14(F)

OF THE SECURITIES EXCHANGE ACT OF 1934 AND SEC RULE 14F-1

NOTICE OF CHANGE IN THE COMPOSITION OF THE BOARD OF DIRECTORS

October 18, 2011

This Information Statement is being furnished to holders of record of the common stock, par value $0.0001 per share, of SRKP 16, Inc., a Delaware corporation (“SRKP 16” or the “Company”), in accordance with the requirements of Section 14(f) of the Securities Exchange Act of 1934, as amended, and Rule 14f-1 promulgated under the Exchange Act.

NO VOTE OR OTHER ACTION BY OUR STOCKHOLDERS IS REQUIRED IN RESPONSE TO THIS INFORMATION STATEMENT. PROXIES ARE NOT BEING SOLICITED.

INTRODUCTION

This Information Statement is being furnished to stockholders of record as of October 18, 2011 of the outstanding shares of common stock, par value $0.0001 per share, of SRKP 16, Inc., a Delaware corporation (“we,” “us,” “our,” “SRKP 16” or the “Company”), pursuant to Section 14(f) of the Securities Exchange Act of 1934 (the “Exchange Act”) and Rule 14f-1 promulgated thereunder, in connection with the issuance of shares of the Company’s common stock pursuant to an Agreement and Plan of Exchange (the “Exchange Agreement”) dated as of July 18, 2011, by and between SRKP 16, and Arrogene NanoTechnology, Inc., a California corporation (“Arrogene”).    Pursuant to the terms of the Exchange Agreement,  SRKP will issue an aggregate of 15,081,833 shares of common stock to acquire 100% of the issued and outstanding securities of Arrogene (the "Acquisition") in a transaction structured as a stock-for-stock exchange (the “Exchange”).  Our current shareholders will also cancel an aggregate of 5,454,780 shares of common stock held such that our current shareholders will hold an aggregate of 1,641,610 shares of common stock immediately after the Share Exchange.  Our current shareholders will also cancel an aggregate of 7,096,390 warrants such that our current shareholders will hold no warrants immediately after the Share Exchange.  In addition, we expect to close a private placement concurrently with the Share Exchange.  The parties to the Exchange Agreement may agree to modify one or more of the terms of the Exchange Agreement, as described herein. Upon completion of the Exchange, the shareholders of Arrogene will own shares of SRKP Common Stock representing, when issued, approximately 91% of the total issued and outstanding shares of SRKP in a transaction that will result in a change in control of SRKP (the “Share Exchange”).

Subject to the terms and conditions set forth in the Exchange Agreement, the Arrogene Shareholders shall deliver to SRKP, and SRKP shall accept from the Arrogene Shareholders certificates representing all of their shares of the outstanding common stock of Arrogene (the “Arrogene Common Stock”).  In exchange for the Arrogene Common Stock SRKP shall issue and deliver to Arrogene Shareholders, pro rata, an aggregate of 15,081,833 shares of SRKP Common Stock, $.0001 par value, (the "SRKP Common Stock" or the "Exchange Shares") at an exchange ratio of one Exchange Share for every share of Arrogene Common Stock (the “Exchange Ratio.”). Upon effectiveness of the Exchange, all options and warrants to acquire shares of Arrogene Common Stock (collectively, “Arrogene Options”) outstanding, if any, whether or not exercisable and whether or not vested, at the Effective Time, shall remain outstanding following the Effective Time.  At the Effective Time, the Arrogene Options shall, by virtue of the Exchange and without any further action on the part of Arrogene or the holder thereof, be substituted or assumed by SRKP in such manner that Section 424(a) of the Code or the treatment under Treasury Regulation 1.409A - 1(b)(v)(D) so provides or permits such treatment.  From and after the Effective Time, all references to Arrogene in all agreements evidencing the Arrogene Options, or any plans pursuant to which the Arrogene Options were issued (“Arrogene Plans”), shall be deemed to refer to SRKP, which shall have assumed the Arrogene Options and Arrogene Plans as of the Effective Time by virtue of this Agreement and without any further action.  Each Arrogene Option assumed by SRKP (each, a “Substitute Option”) shall be exercisable upon the same terms and conditions as under the applicable agreement evidencing the Arrogene Options and Arrogene Plans, to the extent applicable, except that (A) each such Substitute Option shall be exercisable for, and represent the right to acquire, that whole number of shares of SRKP Common Stock (rounded down to the nearest whole share) equal to the number of shares of Arrogene Common Stock subject to such Arrogene Option multiplied by the Exchange Ratio; and (B) the exercise price per share of SRKP Common Stock shall be an amount equal to the exercise price per share of Arrogene Common Stock subject to such Arrogene Option in effect immediately prior to the Effective Time divided by the Exchange Ratio (the exercise price per share, as so determined, being rounded upward to the nearest full cent).  Such Substitute Option shall otherwise be subject to the same terms and conditions as such Arrogene Option.  As soon as practicable after the Effective Time, SRKP shall deliver, or cause to be delivered, to each holder of a Substitute Option an appropriate notice setting forth such holder’s rights pursuant thereto and such Substitute Option shall continue in effect on the same terms and conditions (including any anti-dilution provisions, and subject to the adjustments after giving effect to the Merger).  SRKP shall comply with the terms of all such Substitute Options.  SRKP shall take all corporate action necessary to reserve for issuance a sufficient number of shares of SRKP Common Stock for delivery upon exercise of Substitute Options pursuant to the terms set forth in the Exchange Agreement.

Pursuant to the terms of the Exchange Agreement, our board of directors, which currently consists of Richard A. Rappaport and Anthony C. Pintsopoulos will appoint Maurizio Vecchione, Julia Ljubimova and Robert Stuckelman to the board of directors of our Company, with Maurizio Vecchione serving as Chairman of the Board. These appointments will be made upon the closing of the Share Exchange.   Mr. Rappaport, who is currently our President and a director, and Mr. Pintsopoulos, who is currently our Chief Financial Officer, Secretary and a director, will then resign from all of their respective director and executive positions with our Company upon the closing of the Share Exchange.  In addition, concurrent with the closing of the Share Exchange, our board will appoint Maurizio Vecchione as our Chief Executive Officer; Julia Ljubimova as our Chief Scientific Officer and Jeffrey Sperber as our Chief Financial Officer.  Because of the change in the composition of our board of directors and the exchange of securities pursuant to the Exchange Agreement, there will be a change-of-control of our Company on the date the Share Exchange is completed.

No action is required by the stockholders of the Company in connection with this Information Statement.  However, Section 14(f) of the Exchange Act of 1934 and Rule 14f-1 promulgated thereunder require the mailing to the Company’s stockholders of record of the information set forth in this Information Statement at least 10 days prior to the date a change in a majority of the Company’s directors occurs (otherwise than at a meeting of the Company’s stockholders).  Accordingly, the closing of the transactions contemplated under the Exchange Agreement (“Closing”) and the resulting change in a majority of the Company’s directors will not occur until at least 10 days following the mailing of this Information Statement.  This Information Statement will be mailed to the Company’s stockholders of record on October October 18, 2011.

Please read this Information Statement carefully. It describes the terms of the Exchange Agreement and contains certain biographical and other information concerning our executive officers and directors after completion of the Share Exchange. All Company filings and exhibits thereto, may be inspected without charge at the public reference section of the SEC at 100 F Street, N.E., Washington, DC 20549 or obtained on the SEC’s website at www.sec.gov .

THIS INFORMATION STATEMENT IS NOT AN OFFER OF SECURITIES FOR SALE. ANY SECURITIES SOLD IN THE PRIVATE PLACEMENT WILL NOT BE REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AND MAY NOT BE OFFERED OR SOLD IN THE UNITED STATES UNLESS REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR PURSUANT TO AN EXEMPTION FROM SUCH REGISTRATION.

PROPOSED CHANGE OF CONTROL

Pursuant to the terms of the Exchange Agreement, the Company will, upon the closing of the Share Exchange, issue an aggregate of 15,081,833 shares of common stock to the shareholders of Arrogene, pro rata, in exchange for 100% of the equity interest in Arrogene.  Under the terms of the Exchange Agreement or as a result of the transactions contemplated by the Exchange Agreement:

•	Arrogene will become a 100%-owned subsidiary of SRKP 16.

•	We will issue an aggregate of 15,081,833 shares of common stock to the shareholders of Arrogene, pro rata.

•	We will cause 5,454,780 shares of our common stock held by certain of our stockholders to be cancelled and extinguished (the “SRKP 16 Share Cancellation”);

•	We will cause 7,096,390 warrants held by certain of our stockholders to be cancelled and extinguished (the “SRKP 16 Warrant Cancellation”);

• •

We will conduct a first closing of a private placement offering resulting in proceeds of at least approximately $1.0 million (the “Private Placement Offering”); and thereafter the Private Placement Offering will continue until a Maximum Offering of up to $4.0 million is sold (which may be increased by $800,000 to cover over-allotments), or until December 15, 2011, whichever occurs first;

We will consummate a License Agreement (the “License”) with Cedars Sinai Medical Center (“CSMC”) covering certain patents and intellectual property rights to be utilized by Arrogene; and

•	We will change our name to “Arrogene, Inc.” or such name as selected by Arrogene and approved by the Board of Directors.

As a result of the Share Exchange, we will become a 100% parent corporation of Arrogene, and the shareholders of Arrogene will become stockholders of SRKP 16.  According to the terms of the Exchange Agreement, immediately following the closing of the Share Exchange and the Maximum Offering in the Private Placement Offering, (of which there can be no assurance), we will have approximately 20.7 million shares of common stock issued and outstanding (excluding outstanding warrants); the former Arrogene shareholders will own approximately 73% of our outstanding common stock, the pre-existing stockholders of SRKP 16 will own approximately 8% of our outstanding common stock, and investors in the Private Placement Offering will own approximately 19% of our outstanding common stock (assuming the sale of the maximum number of shares in the Private Placement Offering).   The parties to the Exchange Agreement may agree to modify one or more of the terms of the Exchange Agreement, as described above, but the Share Exchange will nonetheless result in a change-of-control of our Company on the date the Share Exchange is completed.

The transactions contemplated by the Exchange Agreement, as amended, were intended to be a “tax-free” Exchange pursuant to the provisions of Sections 351 and/or 368(a) of the Internal Revenue Code of 1986, as amended.

We anticipate that the securities issued to the Arrogene shareholders will be in reliance upon exemptions from registration pursuant to (i) Section 4(2) under the Securities Act of 1933, as amended (the “Securities Act”) and Rule 506 promulgated thereunder. The Arrogene shareholders will take the Exchange Shares subject to a lock-up agreement whereby they will agree not to resell any of the Exchange Shares for a period of two years and thereafter will resell subject to certain volume limitations defined by the then prevailing public trading price of the Exchange Shares, should such a public trading price develop. The Arrogene shareholders will further agree to resell the securities only pursuant to a registration statement under the Securities Act or pursuant to an available exemption from registration.

As discussed above, our board of directors, which currently consists of Richard A. Rappaport and Anthony C. Pintsopoulos, will appoint Maurizio Vecchione, Julia Ljubimova and Robert Stuckelman to the board of directors of our Company, with Robert Stuckelman serving as Chairman of the Board. These appointments will be made upon the closing of the Share Exchange.   Mr. Rappaport, who is currently our President and a director, and Mr. Pintsopoulos, who is currently our Chief Financial Officer, Secretary and a director, will then resign from all of their respective director and executive positions with our company upon the closing of the Share Exchange.  In addition, concurrent with the closing of the Share Exchange, our board will appoint Maurizio Vecchione as our Chief Executive Officer; Julia Ljubimova as our President and Chief Scientific Officer and Jeffrey Sperber as our Chief Financial Officer.

.

Because of the change in the composition of our board of directors and the exchange of securities pursuant to the Exchange Agreement, there will be a change-of-control of our Company on the date the Share Exchange is completed.

The Company’s completion of the transactions contemplated under the Exchange Agreement are subject to the satisfaction of certain contingencies including, without limitation, a closing of the Private Placement Offering, the consummation of the Cedars Sinai Medical Center License Agreement, the completion of the SRKP 16 Share Cancellation, completion of the SRKP 16 Warrant Cancellation and compliance with regulatory requirements.  Consummation of the Share Exchange is also conditioned upon, among other things, preparation, filing and distribution to the Company’s stockholders of this Information Statement.  There can be no assurance that the Share Exchange transaction will be completed.

VOTING SECURITIES

The Company’s common stock is the only class of equity securities that is currently outstanding and entitled to vote at a meeting of the Company’s stockholders.  Each share of common stock entitles the holder thereof to one vote.  As of October 18, 2011, without giving effect to the Share and Warrant Cancellations that will occur concurrently with the Exchange, there were 7,096,390 shares of the Company’s common stock outstanding.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

PRIOR TO THE SHARE EXCHANGE

(a)           The following tables set forth certain information as of October 18, 2011, after giving effect to the SRKP Share and Warrant Cancellations, regarding (i) each person known by the Company to be the beneficial owner of more than 5% of the outstanding shares of Common Stock, (ii) each director, nominee and executive officer of the Company and (iii) all officers and directors as a group.

Name and Address	Amount and Nature of Beneficial Ownership		Percentage of Class

Debbie Schwartzberg 785 5th Avenue New York, New York 10065	248,887	(1)	15.16%

Richard A. Rappaport (2) 1900 Avenue of the Stars, Suite 310 Los Angeles, CA 90067	1,113,075	(3)	67.80%

Amanda Rappaport Trust (4) 1900 Avenue of the Stars, Suite 310 Los Angeles, CA 90067	66,232		4.03%

Kailey Rappaport Trust (5) 1900 Avenue of the Stars, Suite 310 Los Angeles, CA 90067	66,232		4.03%

Anthony C. Pintsopoulos (6) c/o SRKP 16, Inc. 4737 North Ocean Drive, Suite 207 Lauderdale by the Sea, FL 33308	147,183		8.97%

WestPark Capital Financial Services, LLC (7) 1900 Avenue of the Stars, Suite 310 Los Angeles, CA 90067	745,119		45.39%

All Directors and Officers as a Group (2 individuals)	1,260,258		76.77%

(1)

Includes 207,405 shares of common stock owned by Debbie Schwartzberg and an aggregate of 41,482 shares of common stock owned by The David N. Sterling Trust dated February 3, 2000 and The Julie Schwartzberg Trust dated February 9, 2000 (together, the “Schwartzberg Trusts”).  Mrs. Schwartzberg, as Trustee of the Schwartzberg Trusts may be deemed the indirect beneficial owner of these securities since she has voting and investment control over the securities.

(2)	Richard A. Rappaport serves as President and director of the Company.

(3)

Includes 235,492 shares of common stock owned by Mr. Rappaport and all of the shares of common stock and warrants to purchase common stock owned by the Amanda Rappaport Trust and the Kailey Rappaport Trust (together, the “Rappaport Trusts”) and WestPark Capital Financial Services LLC (“West Park LLC”).  Mr. Rappaport, as Trustee of the Rappaport Trusts and Chief Executive Officer (“CEO”) and Chairman of WestPark LLC, may be deemed the indirect beneficial owner of these securities since he has sole voting and investment control over the securities.

(4)	Mr. Rappaport serves as Trustee of the Amanda Rappaport Trust.
(5)	Mr. Rappaport serves as Trustee of the Kailey Rappaport Trust.
(6)	Anthony C. Pintsopoulos serves as Secretary, Chief Financial Officer and director of the Company.
(7)

Mr. Rappaport serves as CEO and Chairman of WestPark LLC and has sole voting and investment control over the securities and thus may be deemed to be the indirect beneficial owner of the securities held by WestPark LLC.  Mr. Pintsopoulos serves as President and Chief Financial Officer of West Park LLC.

(b)	The Company currently has not authorized any compensation plans or individual compensation arrangements.

As of October 18, 2011, after giving effect to the Share and Warrant Cancellations, 1,641,610 shares of our common stock were issued and outstanding. Unless otherwise indicated in the table, the persons and entities named in the table have sole voting and sole investment power with respect to the shares set forth opposite the stockholder’s name, subject to community property laws, where applicable. Beneficial ownership is determined in accordance with the rules of the SEC.  The address of each stockholder is listed in the table and anticipated share and warrant cancellation information that will occur upon the closing of the Share Exchange is contained in the footnotes to the table.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND

MANAGEMENT FOLLOWING THE SHARE EXCHANGE

The following table sets forth information with respect to the anticipated levels of beneficial ownership of our common stock owned after giving effect to the Share Exchange by:

•	Each person who we know to be the beneficial owner of 5% or more of our outstanding common stock;
•	Each of our executive officers;
•	Each of our directors; and
•	All of our executive officers and directors as a group.
	Beneficial Ownership
		Percent Of Total
Name And Address of Beneficial Owner	Number Of Shares (1)	After Exchange Prior To The Offering	After Minimum Offering	After Maximum Offering
Julia Ljubimova (2) (3)	3,852,592	26.9%	25.2%	21.1%
Keith Black (2)	2,394,233	16.7%	15.6%	13.1%
Alex Ljubimov (2)(3)	728,680	5.1%	4.8%	4.0%
Marc Rosenberg (2)	844,777	5.9%	5.5%	4.6%
Robert Stuckelman (2)	832,777	5.8%	5.4%	4.6%
Eggehard Holler (2)	832,777	5.8%	5.4%	4.6%
Maurizio Vecchione (2)(4)	1,349,165	9.4%	8.8%	7.4%
Richard Rappaport (5)	1,113,075	7.8%	7.3%	6.1%
Jeffrey Sperber	0	0.0%	0.0%	0.0%
Cedars- Sinai Medical Center	1,500,000	10.5%	9.8%	8.2%
GVC Capital LLC (6)	1,082,183	7.0%	6.6%	5.6%
Executive Officers and Directors As a Group (4 persons)	6,034,534	42.2%	39.4%	33.0%

__________________________________

(1)

There are currently 269,900 shares of Common Stock and 1,030,000 shares of Series A Preferred Stock issued and outstanding.  SRKP will have 1,641,610  shares of Common Stock outstanding at the time of the Exchange. The amount shown assumes:  (a) conversion of all outstanding Series A Preferred Stock plus accrued dividends into an aggregate of 10,722,000 shares of Common Stock which will occur either prior to or concurrently with consummation of the Exchange; (b) the issuance of approximately 200,000 shares to the Company’s legal counsel and CEO; and (c) the issuance of approximately 1,468,100 shares to Cedars-Sinai Medical Center pursuant to the License Agreement, issuable upon exercise of the option to license which the Company currently holds.  The number shown does not give effect to (a) the conversion of $726,550 in Convertible Notes into an aggregate of 2,421,833 shares, (b) the exercise of 1,082,833 of outstanding warrants, or (c) shares reserved for issuance under an employee incentive plan.  Excludes shares issuable in the private placement transaction.

(2)

Reflects shares of Common Stock issuable upon conversion of shares of Series A Convertible Preferred Stock, each of which is convertible into approximately 10.4 shares of Common Stock.

(3)

Ms.Ljubimova and Mr. Ljubimov are husband and wife.

(4)

Shares are held by Synthetica, Ltd. of which Mr. Vecchione is the sole owner.

(5)

Consists of shares of SRKP that Mr. Rappaport owns or controls.  Mr. Rappaport’s address is WestPark Capital, Inc., 1900 Avenue of the Stars, Suite 310, Los Angeles, CA  90067

(6)

Consists of currently exercisable warrants.  GVC’s address is 5350 S. Roslyn Street, Suite 400, Greenwood Village, CO 80111.

.

We currently have 7,096,390 shares of our common stock issued and outstanding, after giving effect to the Share and Warrant Cancellations. In connection with the Share Exchange, we will issue up to 15,081,833 shares of common stock to the Arrogene shareholders and her designees, we will cancel a total of 5,454,780 shares of common stock owned by certain SRKP 16 shareholders, and will issue approximately 4.0 million shares of common stock in connection with the Private Placement Offering, assuming the sale of the maximum number of shares in the Private Placement Offering.  We anticipate that SRKP 16 will have outstanding approximately 20.7 million shares of common stock immediately after the closing of the Share Exchange and the Private Placement, assuming the sale of the maximum number of shares in the Private Placement Offering.  Beneficial ownership is determined in accordance with the rules of the SEC.

Unless otherwise indicated in the table or its footnotes, the persons and entities named in the table have sole voting and sole investment power with respect to the shares set forth opposite the stockholder’s name, subject to community property laws, where applicable. Unless otherwise indicated in the table or its footnotes, the address of each stockholder listed in the table is 5777 West Century Blvd., Suite 360B, Los Angeles  90045.

EXECUTIVE OFFICERS, DIRECTORS AND KEY EMPLOYEES

Effective upon the completion of the Share Exchange following the expiration of the 10-day period beginning on the later of the date of the filing of this Information Statement with the SEC pursuant to Rule 14f-1 or the date of mailing of this Information Statement to our shareholders, our board of directors, which currently consists of Richard A. Rappaport and Anthony C. Pintsopoulos, will appoint Maurizio Vecchione, Julia Ljubimova and Robert Stuckelman to the board of directors of our Company, with Robert Stuckelman serving as Chairman of the Board. These appointments will be made upon the closing of the Share Exchange.   Mr. Rappaport, who is currently our President and a director, and Mr. Pintsopoulos, who is currently our Chief Financial Officer, Secretary and a director, will then resign from all of their respective director and executive positions with our company upon the closing of the Share Exchange.  In addition, concurrent with the closing of the Share Exchange, our board will appoint Maurizio Vecchione as our Chief Executive Officer; Julia Ljubimova as our Chief Scientific Officer and Jeffrey Sperber as our Chief Financial Officer.

The following discussion sets forth information regarding our current executive officers and directors and our proposed executive officers and directors after completing the transaction under the Exchange Agreement.

CURRENT EXECUTIVE OFFICERS AND DIRECTORS

The following table sets forth certain information regarding the Company’s current directors and executive officers:

Name	Age	Position	Term

Richard Rappaport	50	President and Director	October 2007 to Present

Anthony C. Pintsopoulos	53	Secretary, Chief Financial Officer and Director	October 2007 to Present

The Company’s officers and directors are elected annually for a one year term or until their respective successors are duly elected and qualified or until their earlier resignation or removal.

Richard A. Rappaport , President and Director, is the founder of WestPark Capital, Inc. and has been its Chief Executive Officer since September 1999. WestPark Capital, Inc. is a full service investment banking and securities brokerage firm, which serves the needs of both private and public companies worldwide, as well as individual and institutional investors. From April 1995 through September 1999, Mr. Rappaport was Director of Corporate Finance for Global Securities, where he was responsible for all of the firms North American Corporate finance activities. Global Securities was a registered broker-dealer that has since terminated operations. Mr. Rappaport also currently serves on the board of directors for the following public companies: SRKP 2, Inc., SRKP 3, Inc., SRKP 5, Inc., SRKP 10, Inc., SRKP 12, Inc., SRKP 14, Inc., SRKP 15, Inc., SRKP 16, Inc., SRKP 20, Inc., SRKP 23, Inc., SRKP 24, Inc., SRKP 25, Inc., SRKP 26, Inc., SRKP 27, Inc., SRKP 28, Inc. and SRKP 29, Inc.  Mr. Rappaport received a B.S. in 1981 from the University of California at Berkeley and a M.B.A. in 1986 from the University of California at Los Angeles.

Anthony C. Pintsopoulos , Chief Financial Officer, Secretary and a Director, is the President and Chief Financial Officer at WestPark Capital, Inc. Prior to joining WestPark Capital, Mr. Pintsopoulos was CFO and acting COO at Joseph, Charles & Associates(JCA) a full service investment banking and securities brokerage firm. Prior to JCA, from 1983 to 1995, Mr. Pintsopoulos served as CFO, Treasurer and Board Member of Safety 1st, Inc., a manufacturer of juvenile products. He administered the company’s IPO and Secondary Offerings. Preceding Safety 1st, Mr. Pintsopoulos worked at Coopers & Lybrand Boston, Massachusetts. Also he owned his own CPA Firm in Massachusetts before merging it into Vitale, Caturano & Co., PC (the largest CPA firm in New England, other than the Big 4). In his CPA business, he has worked with both public and private entities in all phases of business development. Mr. Pintsopoulos also currently serves on the board of directors for the following public companies: SRKP 2, Inc., SRKP 3, Inc., SRKP 5, Inc., SRKP 10, Inc., SRKP 12, Inc., SRKP 14, Inc., SRKP 15, Inc., SRKP 16, Inc., SRKP 20, Inc., SRKP 23, Inc., SRKP 24, Inc., SRKP 25, Inc., SRKP 26, Inc., SRKP 27, Inc., SRKP 28, Inc. and SRKP 29, Inc. He holds a Bachelor of Business Administration in Accounting from the University of Massachusetts, Amherst and holds NASD licenses 7, 24, and 63. He is a Certified Public Accountant, a member of the Massachusetts Society of Certified Public Accountants (MSCPA) and the American Institute of Certified Public Accountants (AICPA).

Significant Employees

As of the date hereof, the Company has no significant employees.

Family Relationships

None.

Involvement in Certain Legal Proceedings

There have been no events under any bankruptcy act, no criminal proceedings and no judgments, injunctions, orders or decrees material to the evaluation of the ability and integrity of any director, executive officer, promoter or control person of the Company during the past five years.

Board of Directors and Committees

The Company does not have standing audit, nominating or compensation committees of the Board or committees performing similar functions because the Company has no meaningful operations and no employees.  These functions are currently performed by the Board as a whole.  The Company does not have an audit committee charter or nominating committee charter.  The Company does not have a qualified financial expert at this time because it has not been able to hire a qualified candidate. Further, the Company believes that it has inadequate financial resources at this time to hire such an expert.

Board Meetings and Shareholder Communications

The Board conducted all of its business and approved all corporate action during the fiscal year ended December 31, 2010 by the unanimous written consent of its members, in the absence of formal board meetings.  Holders of the Company’s securities can send communications to the board via mail or telephone to the Secretary at the Company’s principal executive offices.  The Company has not yet established a policy with respect to Board members’ attendance at the annual meetings.  A stockholder who wishes to communicate with our board of directors may do so by directing a written request addressed to our President at the address appearing on the first page of this Information Statement.

Director Independence

Presently we are not required to comply with the director independence requirements of any national securities exchange.  Prior to having our securities listed on any national securities exchange, we would appoint directors that meet the independence requirements of the applicable exchange.

Code of Ethics

On December 20, 2007, the Company adopted a formal code of ethics statement for senior officers and directors (the “Code of Ethics”) that is designed to deter wrongdoing and to promote ethical conduct and full, fair, accurate, timely and understandable reports that the Company files or submits to the Securities and Exchange Commission and others. A form of the Code of Ethics is filed as Exhibit 14.1 to the Company’s Form 10-K for the fiscal year ended December 31, 2007 filed with the SEC on March 5, 2008.

Requests for hard copies of the Code of Ethics should be sent in writing to SRKP 16, Inc., Attention: Secretary, 4737 North Ocean Drive, Suite 207, Lauderdale by the Sea, FL 33308.

EXECUTIVE OFFICERS AND DIRECTORS FOLLOWING SHARE EXCHANGE

Upon closing of the Share Exchange, it is currently contemplated that the following individuals are expected to be named to the board of directors and executive management of the Company:

Name Robert Stuckelman	Age 79	Position Chairman
Maurizio Vecchione	49	Chief Executive Officer
Julia Ljubimova	52	President and Chief Scientific Officer
Jeffrey Sperber	47	Chief Financial Officer

Robert Stuckelman.  Mr. Stuckelman is the President of Technical Management Consultants, providing consulting services to technology and healthcare companies. He founded CompuMed, a public medical technology company in 1973, was its President from 1972 to 1982 and 1990 to 1994.  He has recently been or is currently on the Board of Directors of Roex, Surpluzz, Cyber University, The Worldwide Web Store, HWO and BioEnergy Delivery Systems. He holds an MSEE from the University of Southern California and a BEE from Cornell University.

Maurizio Vecchione.  Mr. Vecchione’s career spans 27 years as both a scientist and a high technology entrepreneur. As a physicist, he was a pioneer of imaging and computer graphics, and he was also member of the research team that resulted in the 1979 Nobel Prize in Physics be awarded to team leader Dr. Salam.  He co-founded computer graphics and imaging company Modacad, which later became Styleclick, completed an initial public offering in 1996 under his leadership.  He led Styleclick until it was sold to InterActive Corp (then USA Networks).  Subsequently he was CEO of Microwave Photonics, a unit of British Telecom Plc (BT), which he ultimately spun out of BT and sold to LGC Wireless.  He was CEO of cancer imaging biomarker pioneer company Trestle, a position he held until the sale of that company to Clarient Inc. (then a unit of Safeguard Scientific).  He is currently CEO of CompuMed Inc., a telemedicine and clinical research company in cardiology.  He also serves as Chairman of private equity and strategic management consultant Synthetica.  He is Chairman of the IDEAS Studio, an educational software and media company he co-founded.  He was twice a finalist for Ernst & Young’s Entrepreneur of the Year award and received the prestigious DEMO award in 2003.  He is a member of the Institute of Electrical and Electronic Engineers (“IEEE”), a member of the IEEE Nanotechnology Council and the IEEE Engineering in Medicine and Biology Society, and the Association for Computing Machinery’s Special Interest Group on Computer Graphics and Interactive Techniques.

Julia Ljubimova, MD, PhD.  Dr. Ljubimova is a Director of Molecular Oncology and Professor of Neurosurgery at the Maxine Dunitz Neurosurgical Institute, Department of Neurosurgery at Cedars-Sinai Medical Center. Her primary research interests involve methods to block human glioma growth, brain and breast tumor prevention treatments and the effects of air pollution on the brain.  Dr. Ljubimova has been working at Cedars-Sinai Medical Center since 1993. Dr. Ljubimova's studies have been published in numerous peer-reviewed publications, including Cancer Research, Cancer, American Journal of Pathology, and International Journal of Oncology.  She is serving on the National Institute of Health Study Section “Nanoscience for Biology and Medicine”.   Dr. Ljubimova’s research is funded by the grants from the National Institutes of Health and other government organizations.

Jeffrey Sperber.  Mr. Sperber has served as Arrogene’s Chief Financial Officer since November 2010.  Mr. Sperber is employed on a part-time basis and also serves as a financial consultant to several other businesses.   From June 2004 through June 2011, Mr. Sperber served as the chief financial officer of Ceragenix Pharmaceuticals,  and its predecessor companies where he led a successful reverse merger transaction and several rounds of subsequent financing.   From January 2004 through May 2004, Mr. Sperber worked as an independent consultant for various companies.  From March 2001 through

January 2004, Mr. Sperber served as the Vice President and Controller of TeleTech Holdings, Inc., a $1 billion, global, public company which provides outsourced call center services primarily to the Fortune 1000.  From October 1997 through March 2001, he served as the Chief Financial Officer of USOL Holdings, Inc., a publicly traded broadband provider focused on multi-family housing communities.  At USOL, Mr. Sperber led a successful public offering of USOL’s Common Stock.  From August 1995 through September 1997, Mr. Sperber served as a business unit controller for Tele Communications, Inc., which was subsequently acquired by Comcast.  From September 1991 through August 1995, he served in various financial positions for Concord Services, Inc., an international conglomerate, most recently as the Chief Financial Officer of its manufacturing and processing business unit where he oversaw both public and private entities.  From September 1986 through September 1991, Mr. Sperber was employed by Arthur Andersen LLP in Denver, Colorado.  Mr. Sperber received a CPA license in the State of Colorado, which has since expired.   Mr. Sperber formerly served as as an outside director of Omni Bio Pharmaceuticals, Inc. from  October 2009 to August 2011where he also serves as Audit Committee Chair.  Ceragenix Arrogeneceuticals, Inc. filed a voluntary petition for bankruptcy pursuant to Chapter 11 of the United States Bankruptcy code in June 2010.  That proceeding is ongoing.

Family Relationships

None.

DIRECTOR AND OFFICER COMPENSATION

Executive Compensation

The following information relates to all aspects of executive compensation currently paid by Arrogene to its executive officers and directors.

The following tables and discussion set forth information with respect to all plan and non-plan compensation awarded to, earned by or paid to the Chief Executive Officer ("CEO") of Arrogene for all services rendered in all capacities to Arrogene for each of its last two (2) completed fiscal years.  Mr. Vecchione was the only executive officer of Arrogene during this period. Subsequent to the end of the fiscal year management was expanded by adding Mr. Sperber as CFO.

SUMMARY COMPENSATION TABLE

Name and Principal Position(1)	Year	Salary ($)	Bonus	Stock Awards (2)	Options Awards	Non equity Incentive Plan Compensation	Nonqualified Deferred Compensation Earnings	All Other Compensation	Total
Maurizio Vecchione, CEO	2010 2009	$168,357 $157,143		$120					$168,357 $157,263

(1)

Consists of compensation earned by Synthetica, Ltd., a management consulting firm controlled by Mr. Vecchione and with whom Arrogene has contracted for the services of Mr. Vecchione.  Per a letter agreement dated August 2010, $100,000 of such compensation is to be paid in Common Stock in connection with closing of the Exchange, and $100,000 of accrued compensation was forgiven by Synthetica, Ltd.

(2)

Represents the fair value of Series A Preferred Stock issued to Synthetica. Ltd., upon the commencement of Mr. Vecchione’s services.

The Company has entered into compensation agreements with certain officers and directors to secure their services in the future.

The following table reflects the basic terms of the agreements. Each individual is to be paid as a consultant, at agreed upon consulting fee rates, for providing services pursuant to agreed operating budgets and timelines for the services to be rendered:

Name	Title	Hourly Consulting Fee	Maximum Fee per Month
M. Vecchione	CEO	$300.00	$15,000.00

J. Ljubimova	President	$250.00	Set by Company through budget every 90 days

J. Sperber	CFO	$120.00	$10,000.00

A. Ljubimov	SVP – Research	$200.00	Set by Company through budget every 90 days

E. Holler	SVP – Product Development	$200.00	Set by Company through budget every 90 days

Under the agreements, the Company’s Board of Directors has sole discretion to request the full time employment of each senior executive and upon giving of notice, each executive has a 30-day time period within which to agree to become a full time employee.  In the absence of such acceptance, the previously executed agreements can be terminated by the Company without any obligation to pay any termination or severance benefits.  Additionally the contracts include non-compete, confidentiality and other customary provisions protecting the Company and its Intellectual Properties.  The agreements include a 6 month severance clause for termination for reasons other than cause (as defined in the agreements).

.

At the discretion of the Board, the officers/directors are eligible to participate in certain annual bonuses, payable in stock, relating to achieving certain milestones as set annually by the Board, with such bonuses not to exceed 40% of the annual compensation.

It should be noted that certain key executives, i.e., Doctors Ljubimova, Ljubimov and Holler, are all currently employed by CSMC in various capacities in conjunction with pre-clinical and clinical development of the technology which is the subject of the License to be obtained by the Company from CSMC. The Company believes that their continued work at CSMC benefits the Company as we are the recipients of the license to exploit such technology.  In that regard, their compensation for work performed at CSMC, and related benefits, are currently paid by CSMC and not the Company, an arrangement that is expected to continue in the foreseeable future.

Following the completion of the Exchange, outside directors may be paid a meeting stipend and/or granted options; however, there is no commitment to do so.

At the end of the most recently completed fiscal year, there were no unexercised options, stock that has not vested, or equity incentive plan awards outstanding.

COMPLIANCE WITH SECTION 16(A) OF THE EXCHANGE ACT

Section 16(a) of the Exchange Act requires the Company’s directors and officers, and persons who beneficially own more than 10% of a registered class of the Company’s equity securities, to file reports of beneficial ownership and changes in beneficial ownership of the Company’s securities with the SEC on Forms 3, 4 and 5. Officers, directors and greater than 10% stockholders are required by SEC regulation to furnish the Company with copies of all Section 16(a) forms they file.

Based solely on the Company’s review of the copies of the forms received by it during the fiscal year ended December 31, 2010 and written representations that no other reports were required, the Company believes that no person who, at any time during such fiscal year, was a director, officer or beneficial owner of more than 10% of the Company’s common stock failed to comply with all Section 16(a) filing requirements during such fiscal years.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

The principals of SRKP and interlocking relationships with WestPark Capital, Inc. in the following particulars: some of the controlling stockholders and control persons of the placement agent were also, prior to the completion of the Exchange, controlling stockholders and control persons of the Company, including Richard Rappaport, who is the Chief Executive Officer of WestPark Capital and was the President and a significant stockholder of the Company prior to the Exchange, and Anthony C. Pintsopoulos, who is the Chief Financial Officer of WestPark Capital and was one of the Company’s controlling stockholders and an officer and director prior to the Exchange. Mr. Rappaport is the sole owner of the membership interests in the parent of the placement agent. Each of Messrs. Rappaport and Pintsopoulos  will resign from all of their executive and director positions with the Company upon the closing of the Exchange.

Except as otherwise indicated herein, there have been no related party transactions, or any other transactions or relationships required to be disclosed pursuant to Item 404 of Regulation S-K.

This information statement is not an offer of securities for sale. Any securities sold in the private placement will not be registered under the Securities Act of 1933, as amended, and may not be offered or sold in the United States unless registered under the Securities Act of 1933, as amended, or pursuant to an exemption from such registration.

LEGAL PROCEEDINGS

The Company is not party to any legal proceedings nor is it aware of any investigation, claim or demand made on the Company that may reasonably result in any legal proceedings.

By Order of the Board of Directors,

/s/ Anthony C. Pintsopoulos

     Anthony C. Pintsopoulos

Dated: October 18, 2011